UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Form F-4 filing declared effective; registrant’s voting rights and capital.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated August 1, 2011 in relation to the filing of Form F-4 having been declared effective.
1.2	Regulatory announcement dated August 1, 2011 in relation to the registrant’s voting rights and capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Form F-4 filing declared effective

RNS Number : 4428L
CSR plc
01 August 2011

London, 1 August 2011

CSR PLC ("CSR") PROPOSED MERGER WITH ZORAN CORPORATION ("ZORAN")
 CSR ANNOUNCES THAT ITS FORM F-4 HAS BEEN DECLARED EFFECTIVE BY THE U.S. SECURITIES AND EXCHANGE COMMISSION

Commission File No.: 333-173590

General Meeting of CSR Shareholders to Vote on Proposed Merger is Scheduled for 30 August 2011

 CSR announces that in connection with the proposed merger between Zoran and CSR, CSR filed with the United States Securities and Exchange Commission ("SEC") an amended Registration Statement on Form F-4 on 29 July 2011, which contains the Proxy Statement/Prospectus that will be distributed to Zoran stockholders in connection with a special meeting of Zoran stockholders. The SEC declared the Registration Statement effective at 5:30 p.m. (Eastern Daylight Time) on 29 July 2011. The mailing of the Proxy Statement/Prospectus, including notice of the special meeting and the accompanying proxy card, to Zoran stockholders is scheduled to commence today.

As previously announced on 17 June 2011, CSR and Zoran entered into an Amended and Restated Agreement and Plan of Merger under which Zoran stockholders will receive US$6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares (each an "ADS," with each ADS representing four ordinary shares) for each share of Zoran common stock held.

A general meeting of CSR's shareholders to vote upon the proposed merger will be held at 3:00 p.m. BST on Tuesday, 30 August 2011 at the offices of J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA, United Kingdom. CSR expects to post a circular and notice of general meeting to its shareholders shortly.

A special meeting of Zoran stockholders to vote on the proposed merger will be held at 10.00am (Pacific Daylight Time) on Tuesday, 30 August 2011.The purpose of the special meeting is to consider and vote upon the adoption of the merger agreement and approval of the merger.

Subject to the satisfaction of the other conditions to closing, if the merger is approved by the CSR shareholders and the Zoran stockholders at the respective meetings, the parties expect to close the merger shortly after both meetings of shareholders.

The Form F-4 can be viewed at the SEC's website on its EDGAR database at http://www.sec.gov.

Enquiries:

CSR Contacts
Will Gardiner, Chief Financial Officer
Cynthia Alers, Director, Investor Relations
Tel: +44 (0) 1223 692000

FD (Financial Public Relations)
James Melville-Ross
Tel: +44 (0) 20 7831 3113 (GMT office hours)
Mobile: +44 (0) 7909 684 467 (out of hours)

About CSR
CSR is a leading global provider of personal wireless technology, including Bluetooth, GPS, FM and Wi-Fi, to industry leaders in consumer electronics, mobile handsets and the automotive industry. Its technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras and mobile gaming, plus a wide range of personal and commercial tracking applications. CSR is headquartered in Cambridge, UK, and has offices in Europe, Asia and North America. More information can be found at www.csr.com. Keep up to date with CSR on our blog, or follow us on Twitter at twitter.com/CSR_plc

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise.

Any acceptance of, or response to, the proposed merger should be made only on the basis of the information referred to, in respect of CSR shareholders, the shareholder circular seeking the approval of CSR shareholders for the proposed merger (the "Circular") and prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the "UK Prospectus") to be issued by CSR or, in respect of Zoran stockholders, the amended proxy statement/prospectus (the "Proxy Statement/Prospectus") which forms part of the amended registration statement on Form F-4 (the "Amended Registration Statement").

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the "SEC") an amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Zoran. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the proposed merger once it has been despatched. The proposals for the proposed merger will, in respect of the CSR Shareholders, be made solely through the Circular, and, in respect of the Zoran Stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR Shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran Stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR's website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the proposed merger at the SEC's website at http://www.sec.gov and at Zoran's website at www.zoran.com and CSR's website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the UK Prospectus and the Circular will be made public shortly. The Proxy Statement/Prospectus will be mailed to Zoran shareholders on or about 1 August 2011.

Important Additional Information regarding Solicitation of Zoran Proxies
Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger. CSR has filed an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed merger. Information regarding the names of Zoran's directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran's proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and Zoran's website at http://www.zoran.com. Information about CSR's directors and executive officers is set forth in CSR's annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC's website at http://www.sec.gov and at CSR's website at www.csr.com. Additional information regarding the interests of such potential participants is included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Forward Looking Statements
This statement contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are 'forward looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and Zoran Corporation (together such companies and their subsidiaries, the "Combined Group") , as well as other future events and their potential effects on CSR and the Combined Group. These forward-looking statements can be identified by words such as 'believes', 'estimates', 'anticipates', 'expects', 'intends', 'may', 'will', 'plans', 'should' and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the proposed merger with Zoran Corporation, including the expected cost, revenue, technology and other synergies from the proposed merger, the expected impact of the proposed merger for customers and end-users, business and management strategies and the expansion and growth of CSR's and the Combined Group's operations, potential synergies and potential savings resulting from the proposed merger with the Zoran Corporation, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR's and the Combined Group's business strategies and the environment in which CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to obtain governmental approvals of the proposed merger with Zoran Corporation or to satisfy other conditions to such proposed merger on the proposed terms and timeframe; the possibility that the proposed merger with Zoran Corporation does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; the ability to integrate Zoran's businesses into those of CSR's in a timely and cost-efficient manner; the development of the markets for Zoran's and CSR's products; the Combined Group's ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR's and the Combined Group's products and other risks relating to CSR's and the Combined Group's fabless business model; declines in the average selling prices of CSR's and the Combined Group's products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR's and the Combined Group's products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR's and the Combined Group's products and the products that use CSR's and the Combined Group's products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR's and the Combined Group's subcontractors achieve with respect to CSR's and the Combined Group's products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR's and the Combined Group's ability to manage past and future acquisitions; CSR's and the Combined Group's ability to protect its intellectual property; CSR's and the Combined Group's ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCUASRRAUABOUR

Exhibit 1.2

Voting Rights & Capital

RNS Number : 4730L
CSR plc
01 August 2011

1 August 2011

CSR plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 170,613,665 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 170,613,665.

The above figure is after adjusting for 14,941,400 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (170,613,665) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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